ELECTRA MECCANICA FILES APPLICATION FOR NASDAQ CAPITAL MARKETS LISTING

Vancouver, Oct 17, 2017 - ElectraMeccanica Vehicles Corp. ("Electra Meccanica" or the "Company") (OTCQB: ECCTF), manufacturer of the all-electric SOLO commuter car and all-electric Tofino sport coupe, is pleased to announce that the Company has filed an application to have its shares of common stock listed on the NASDAQ Capital Market.

"Elevating the listing of our common stock to the NASDAQ Capital Market will provide access to a larger pool of capital, which is an important step forward in our mission to enhance shareholder value while complementing the operational progress we are making. As the Electra Meccanica story improves, the NASDAQ Capital Market listing is expected to increase trading liquidity of our common stock, broaden our shareholder base and raise our profile in the investment community," said Jerry Kroll, Electra Meccanica's CEO and Chairman of the Board.

The Company's NASDAQ Capital Market listing application is subject to review and approval by NASDAQ's Listing Qualifications Department to ensure compliance with all NASDAQ Capital Market standards. Electra Meccanica does not know how long the NASDAQ review process will last, however, it is anticipated the process will take approximately two months or longer before completion. While the Company intends to satisfy all of NASDAQ's requirements for initial listing, no assurance can be given that this application will be approved. The Company's common stock will continue to trade on the OTCQB under its current symbol, ECCTF, during the NASDAQ review process.

About ElectraMeccanica Vehicles Corp.

Electra Meccanica designs and builds the innovative, all-electric SOLO, and the Tofino all-electric sport coupe. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

More information can be found at EMVauto.com.

Investor Relations Information
Sam Woolf
Investor Relations Coordinator Tel. 604-715-7607
Email: sam@electrameccanica.com

Media Contact Information
Jeff Holland
Head of Media Relations Tel. 562-640-1758
Email: JeffHolland@electrameccanica.com

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "anticipates", "estimates", "projects", "expects", "contemplates", "intends", "believes", "plans", "may", "will", or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.